Mail Stop 4561

April 24, 2009

Mark Rentschler
Chief Executive Officer
Darwin Resources, Inc.
2202 N. West Shore Blvd., Suite 200
Tampa, FL 33607

>   **Re: Darwin Resources, Inc.**
>   **Form 8-K Filed April 10, 2009**
>   **File No. 000-21369**

Dear Mr. Rentschler:

    We have reviewed your amended Form 8-K filed April 23, 2009 and have the following comment. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 14, 2009.

Form 8-K/A Filed April 23, 2009

General

1.   As previously requested, in connection with responding to our comments, the company should provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

Mark Rentschler
Darwin Resources, Inc.
April 24, 2009
Page 2

Please respond to this comment within 5 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or me at (202) 551-3226 if you have any questions regarding the above comment.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant